# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Oaktree Specialty Lending Corporation, CIK 0001414932
CUSIP: 67401P405
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 333 South Grand Avenue, 28th Floor, Los Angeles, California (CA), 90071
Date of event which requires filing of this statement: 02/03/2025
Filed by CIK 0001403530
Persons authorized to receive notices and communications: William J. Tuttle, P.C., 1301 Pennsylvania Avenue NW, Washington, District Of Columbia (DC), 20004, (202) 389-5000

## Reporting persons
- Oaktree Capital I, L.P. (CIK 0001403530): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 7,343,652; sole dispositive power 0; shared dispositive power 7,343,652; aggregate amount beneficially owned 7,343,652 (8.35% of the class)
  Comment: The percentage of class is calculated based on 87,917,468 shares of Common Stock outstanding, based on information provided by the Issuer.
- Oaktree Fund GP I, L.P. (CIK 0001402746): type of reporting person: partnership (PN); citizenship or place of organization: Alabama (AL); source of funds: other (OO); sole voting power 0; shared voting power 180,953; sole dispositive power 0; shared dispositive power 180,953; aggregate amount beneficially owned 180,953 (0.21% of the class)
  Comment: The percentage of class is calculated based on 87,917,468 shares of Common Stock outstanding, based on information provided by the Issuer.
- Oaktree Capital Holdings, LLC (CIK 0001790787): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 7,524,605; sole dispositive power 0; shared dispositive power 7,524,605; aggregate amount beneficially owned 7,524,605 (8.56% of the class)
  Comment: The percentage of class is calculated based on 87,917,468 shares of Common Stock outstanding, based on information provided by the Issuer.
- Oaktree Capital Group Holdings GP, LLC (CIK 0001403525): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,524,605; sole dispositive power 0; shared dispositive power 7,524,605; aggregate amount beneficially owned 7,524,605 (8.56% of the class)
  Comment: The percentage of class is calculated based on 87,917,468 shares of Common Stock outstanding, based on information provided by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Oaktree Specialty Lending Corporation
Address of issuer's principal executive offices: 333 South Grand Avenue, 28th Floor, Los Angeles, California (CA), 90071

## Item 2. Identity and Background
Name of person filing:
Oaktree Capital I, L.P. ("Capital I");
Oaktree Fund GP I, L.P. ("Fund I");
Oaktree Capital Holdings, LLC ("OCH");
Oaktree Capital Group Holdings GP, LLC ("OCGH"), collectively referred to herein as the "Reporting Persons."
Residence or business address: 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071
Present principal occupation or employment: Not applicable.
Criminal convictions in the last five years: None of the Reporting Persons have been convicted in a criminal proceeding during the preceding five years.
Civil proceedings (securities laws) in the last five years: On September 25, 2024, the SEC accepted an offer by Oaktree Capital Management, L.P. ("OCM"), an affiliate of OCH, to resolve an investigation involving Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 ("Act") and Rules 13d-2 and 16a-3 thereunder, which require certain investors, like OCM, that beneficially own the registered equity securities of a public company to file reports with the SEC of their beneficial ownership in the equity of the company, including changes in their beneficial ownership, within specified timeframes. OCM cooperated immediately and fully with the SEC's investigation, and, without admitting or denying the SEC's findings, in a settled proceeding agreed to cease and desist from committing or causing any violations and any future violations of Sections 13(d) and 16(a) of the Exchange Act and Rules 13d-2 and 16a-3 thereunder and to pay a $375,000 penalty.
Citizenship: See responses to Item 4 on each cover page.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On February 3, 2025, the reported securities were acquired for an aggregate purchase price of $100,000,000 by Capital I pursuant to a purchase agreement, dated as of January 31, 2025, by and between the Issuer and Capital I. The source of funds for such acquisition was working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons continuously evaluate the businesses and prospects of the Issuer and its subsidiaries, alternative investment opportunities and all other factors deemed relevant in determining whether securities of the Issuer or its subsidiaries will be acquired by the Reporting Persons or by other accounts or funds associated with the Reporting Persons or whether the Reporting Persons or any such other accounts or funds will dispose of any Common Stock acquired by any of them. At any time, securities of the Issuer or its subsidiaries may be acquired, or, subject to the limitations set forth in the purchase agreement described in Item 6 hereof, some or all of the securities beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise.

Except as otherwise disclosed in this Schedule 13D, the Reporting Persons currently have no plans or proposals which would relate to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 11 and 13 on each of the cover pages of this Statement is incorporated herein by reference. The reported securities are held as follows: 180,953 shares of Common Stock are held directly by Fund I and 7,343,652 shares of Common Stock are held directly by Capital I. OCGH indirectly manages OCH, which in turn, indirectly manages each of Fund I and Capital I. As a result, each of the foregoing may be deemed to beneficially own the reported securities.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7 through 11 on each of the cover pages of this Statement is incorporated herein by reference. In this regard, because of the relationships between and among the Reporting Persons as described in Section (a) of this Item 5, the Reporting Persons may be deemed to share voting and dispositive power over the reported securities.
Transactions in the class effected during the past sixty days: Except as set forth in this Statement, the Reporting Persons have not effected any transactions in the Common Stock during the prior 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Oaktree Capital I, L.P. has agreed with the Issuer not to transfer the 5,672,149 shares acquired on February 3, 2025 until February 4, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 24 Joint Filing Agreement, by and among the Reporting Persons, dated as of February 10, 2025.
Exhibit 99.1 Purchase Agreement.

## Signatures
- Oaktree Capital I, L.P.: /s/ Henry Orren, Henry Orren / Authorized Signatory (02/10/2025)
- Oaktree Fund GP I, L.P.: /s/ Henry Orren, Henry Orren / Authorized Signatory (02/10/2025)
- Oaktree Capital Holdings, LLC: Henry Orren / Authorized Signatory, Henry Orren / Authorized Signatory (02/10/2025)
- Oaktree Capital Group Holdings GP, LLC: /s/ Henry Orren, Henry Orren / Authorized Signatory (02/10/2025)